Exhibit 15.1

To the Board of Directors and Shareholders of
Cansince Innovations Inc.

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim condensed consolidated financial information of Cansince Innovations Inc. for the periods ended January 31, 2025 and 2024, as indicated in our report dated August 6, 2025; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

San Mateo, California	WWC, P.C.
September 26, 2025	Certified Public Accountants
PCAOB ID: 1171